KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

July 2, 2007

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	H. Christopher Owings Assistant Director

Re:	Jarden Corporation
Registration Statement on Form S-4
Amendment No. 1 filed June 14, 2007
File No. 333-142883
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-13665

Dear Mr. Owings:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) of Jarden Corporation (“Jarden” or the “Company”).

The Registration Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated June 29, 2007 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are the Company’s and K2 Inc.’s (“K2”) responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or me at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

Enclosures

cc:	Matthew Benson (with courtesy copy via Federal Express)
Andrew Blume (with courtesy copy via Federal Express)
Peggy Kim (with courtesy copy via Federal Express)
John E. Capps, Esq.
Monte H. Baier, Esq.
Bradford Weirick, Esq.

Schedule A—Responses of Jarden Corporation to the

Commission Staff Comment Letter dated June 29, 2007

Form S-4

Merger Consideration page 5

1.	We note your response to comment 3 in our letter dated June 8, 2007. Please describe the material terms of the convertible debentures, including the aggregate principal amount, the maturity date, the interest rate and the conversion terms. Please revise to state whether the terms of the convertible debentures will be the same after the merger, and if not, then describe any new or revised terms. Please also revise to state your belief that you do not expect the convertible debentures to be converted prior to consummation of the merger, as stated in your response to comment 1 of our letter dated June 8, 2007.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement in the sections entitled “Summary –Treatment of Debentures” and “Merger Agreement – Treatment of Debentures” on pages 9 and 76, respectively, to describe the material terms of the convertible debentures and to state the companies’ belief that such convertible debentures will not be converted prior to the consummation of the merger.

The Company respectfully advises the Staff that the Registration Statement in the sections referenced above previously included the following disclosure regarding whether the terms of the convertible debentures will be the same after the merger:

“If prior to the effective time of the merger any debenture holders do not convert their debentures into K2 common stock, such debentures shall remain outstanding, under the same terms and conditions, except that each convertible debenture of K2 outstanding immediately prior to the effective time of the merger will cease to be convertible into K2 common stock, and upon consummation of the merger, will become the right to acquire and receive, upon conversion thereof, cash and Jarden common stock that the holder of such convertible debenture would have received in the merger if such holder had converted the holder’s debenture into K2 common stock immediately prior to the merger.”

2.	We have reviewed your response to comment 4 in our letter dated June 8, 2007, noting that you intend to use the April 25, 2007 announcement date as the acquisition date for accounting purposes. Please note that paragraph 48 of SFAS 141 provides for the designation of an effective date of an acquisition as a date other than the closing date, provided that the acquirer takes effective control on the earlier date without restrictions except those normally used to protect acquiree stockholders. Considering that the merger agreement requires stockholder approval, it appears that you are not able to assume effective control on April 25, 2007 and that the stockholder approval date is the earliest date that could be considered the acquisition date. Furthermore, please note that if the exchange ratio were to change based on your future average stock price, the measurement date could be earlier than the second trading day prior to the closing of the merger. See the example provided in paragraph 7 of EITF 99-12.

The Company notes the Staff’s comment, and in response to this comment, clarifies that it intends to use April 25, 2007 as the measurement date and not the acquisition date. However, the Company acknowledges this measurement date may change if application of the exchange ratio formula in the Merger Agreement results in a change in the amount of consideration.

The Company acknowledges the earliest effective acquisition date would be the date on which shareholder approval is received. Based on current facts and circumstances, the Company anticipates that the acquisition date will be the closing date of the transaction.

Background of the Merger, page 40

3.	We note your response to comment 14 of our letter dated June 8, 2007. Please identify the person(s) who introduced Mr. Mendenhall to Mr. Franklin at the investor conference in April 2006. Furthermore, please clarify your disclosure to identify whom Willkie Farr & Gallagher LLP represents.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement in the section entitled “The Merger—Background of the Merger” on pages 40 and 44, respectively.

4.	Please revise your disclosure to discuss why no further auction or solicitation was made by K2 after it discontinued formal discussions with the two private equity firms in November 2005 and after the contact with Morgan Stanley on March 20, 2007. In addition, we note that on April 10, 2007, the K2 board discussed the benefits and risks associated with an auction and that you describe the risks.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement in the section entitled “The Merger—Background of the Merger” on pages 40 and 42.

5.	We note that as financial advisor to K2 and its board, J.P. Morgan provided its financial analysis of the terms of the transaction. Please describe any material differences from the analyses provided by Blackstone and the board’s consideration of any differences in analyses.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement in the section entitled “The Merger—Background of the Merger” on page 47.

K2’s Reasons for the Merger and Board Recommendation, page 48

6.	Please refer to comment 15 in our letter dated June 8, 2007. Please quantify the costs of combining the companies and the substantial expenses incurred in connection with the merger, as discussed under the potential risks on page 50.

The Company notes the Staff’s comment and, in response to this comment, has revised the Registration Statement in the section entitled “The Merger—Consideration of the Merger by K2 – K2’s Reasons for the Merger and Board Recommendation” on page 51.

Jarden Corporation Form 10-K of the Fiscal Year Ended December 31, 2006

Note 11. Commitments and Contingencies, page 74

7.	We have reviewed your response to comment 29 in our letter dated June 8, 2007. For each contingency identified in your footnotes, please confirm you will disclose, where applicable, (a) an estimate of possible loss or range of loss or state that such an estimate cannot be made and (b) that no loss in excess of recorded amounts is believed to be reasonably possible.

The Company notes the Staff’s comment and, in response to this comment, confirms that in future filings, for material contingencies where no accrual has been made by the Company or an exposure to loss exists in excess of the amounts accrued and there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the Company will disclose, to the extent required by SFAS 5:

- An estimate of the possible loss or range of loss or state that such an estimate cannot be made; and

- An estimate of additional losses, to the extent determinable.

Exhibit 12.1 Ratio of Earnings to Fixed Charges Calculation

8.	We have reviewed your response to comment 33 in our letter dated June 8, 2007. Considering that the make-whole premium appears to be a one-time penalty for pre-paying the debt, it does not appear that your debt extinguishment loss add-back is consistent with the definition of earnings in Item 503(d)(1)(C) of Regulation S-K. Please remove this add-back to earnings available for fixed charges in future filings.

The Company notes the Staff’s comment and, in response to this comment, the Company will revise its future filings to exclude “extraordinary loss from early extinguishment of debt” as an add-back to earnings available for fixed charges.